UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SECURITIES EXCHANGE ACT OF 1934
Rel. No. 50613 / October 29, 2004

ADMINISTRATIVE PROCEEDING
File No. 3-11513

In the Matter of

EYE CASH NETWORKS, INC., PARALLEL
TECHNOLOGIES, INC., QUADRATECH, INC., and
VIKING RESOURCES INT'L., INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed with respect to Eye Cash Networks, Inc., Parallel Technologies, Inc., Quadratech, and Viking Resources Int'l, Inc. and the Commission has not chosen to review the decision as to them on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(e) of Commission's Rules of Practice, that the initial decision of the administrative law judge[*] has become the final decision of the Commission with respect to Eye Cash Networks, Inc., Parallel Technologies, Inc., Quadratech, Inc., and Viking Resources Int'l, Inc. The order contained in that decision revoking the registrations of the securities of Eye Cash Networks, Inc., Parallel Technologies, Inc., Quadratech, and Viking Resources Int'l, Inc. is hereby declared effective.

For the Commission by the Office of the General Counsel, pursuant to delegated authority.

Jonathan G. Katz
Secretary

Endnotes

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[*] *Alcohol Sensors Int'l, Ltd., et al.*, Initial Decision Rel. No. 257 (September 22, 2004), ___ SEC Docket___.

ADMINISTRATIVE ROCEEDING
FILE NO. 3-11513

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.
September 23, 2004

In the Matter of

Alcohol Sensors Int'l, Ltd., Beachport Entertainment Corp., Biosonics, Inc., Compressent, Inc., Eye Cash Networks, Inc., Hamilton-Biophile Companies, Holly Holdings, Inc., Intelligent Decision Systems, Inc., Long Distance Direct Holdings, Inc., LRG Restaurant Group, Inc., Nevada Manhattan Group, Inc., Parallel Technologies, Inc., Quadratech, Inc., Redneck Foods, Inc., Safetech Industries, Inc., Viking Resources Int'l, Inc., and Xavier Corp.

INITIAL DECISION CORRECTION

On September 22, 2004, I issued an Initial Decision as to Eye Cash Networks, Inc., Parallel Technlogies, Inc., Quadratech, Inc., and Viking Resources International, Inc. On page 5, third full paragraph, second sentence, the first two words are in error. I ORDER that the third full paragraph on page 5 is corrected to read as follows:

> Based on these undisputed facts, I find the allegations in the OIP to be true. Parallel violated Section 13(a) of the Exchange Act, Rules 13a-1 and 13a-13, and the permanent injunction enjoining it from being delinquent in making required filings with the Commission.

____
Brenda P. Murray
Administrative Law Judge

INITIAL DECISION RELEASE NO. 257
ADMINISTRATIVE PROCEEDING
FILE NO. 3-11513

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

In the Matter of *Alcohol Sensors Int'l, Ltd.*, Beachport Entertainment Corp., Biosonics, Inc., Compressent, Inc., Eye Cash Networks, Inc., Hamilton-Biophile Companies, Holly Holdings, Inc., Intelligent Decision Systems, Inc., Long Distance Direct Holdings, Inc., LRG Restaurant Group, Inc., Nevada Manhattan Group, Inc., Parallel Technologies, Inc., Quadratech, Inc., Redneck Foods, Inc., Safetech Industries, Inc., Viking Resources Int'l, Inc., and Xavier Corp.	Initial Decision as to Eye Cash Networks, Inc., Parallel Technologies, Inc., Quadratech, Inc., and Viking Resources Int'l, Inc. September 22, 2004

APPEARANCES: William B. Haseltine for Eye Cash Networks, Inc.

Craig G. Robitaille for Quadratech, Inc.

Glenn A. Little for Parallel Technologies, Inc.

Keith N. Costa and Steven B. Kass for Viking Resources International, Inc.

Neil J. Welch, Jr., Michael K. Lowman, and David Frye for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

I. Background

The Securities and Exchange Commission ("Commission") initiated this proceeding on June 8, 2004, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"). The Order Instituting Proceedings ("OIP") alleges that each of the seventeen Respondents has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. The OIP also alleges that each Respondent has violated a permanent injunction enjoining each of them from being delinquent in making required filings with the Commission.

On August 5, 2004, I issued a default order revoking the registration of the securities of *Alcohol Sensors Int'l, Ltd.*, Beachport Entertainment Corp., Biosonics, Inc., Compressent, Inc., Holly Holdings, Inc., Intelligent Decision Systems, Inc., Long

Distance Direct Holdings, Inc., LRG Restaurant Group, Inc., Nevada Manhattan Group, Inc., Redneck Foods, Inc., Safetech Industries, Inc., and Xavier Corp. *See* Exchange Act Rel. No. 50150 (Aug. 5, 2004).

On August 16, 2004, the Commission revoked the registration of the securities of Hamilton-Biophile Companies. *See Alcohol Sensors Int'l, Ltd.*, Exchange Act Rel. No. 50200 (Aug. 16, 2004).

The Division of Enforcement ("Division") requested leave to file motions for summary disposition, which I granted on July 12, and July 16, 2004. 17 C.F.R. § 201.250(a). (Order on Motion (July 12, 2004); prehearing conference July 16, 2004, Tr. 14.) The question of resolving the proceeding by a motion for summary disposition was discussed at the prehearing conference on July 16, 2004. The Division and Respondents Eye Cash Networks, Inc. ("Eye Cash"), Hamilton-Biophile Companies, Parallel Technologies, Inc. ("Parallel"), Quadratech, Inc., and Viking Resources Int'l, Inc. ("Viking"), participated in the prehearing conference.

On August 18, 2004, the Division filed: (1) a Motion for Summary Disposition and Brief in Support ("Motion"), and (2) a motion for leave to file in excess of the thirty-five page limit applicable to motions for summary disposition and all supporting documentation. 17 C.F.R. §§ 201.154(c), .250(c). The Motion is fifteen pages but according to the Division, the supporting declaration and fifteen exhibits (cited as "Declaration Ex.__") total 199 pages. In the Motion, the Division contends that summary disposition and revocation of Respondents' registrations are appropriate where, as here, there is no dispute that Respondents have violated, and continue to violate, Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

Quadratech filed a Response to Summary Disposition Motion ("Quadratech Opposition") on August 30, 2004. Eye Cash filed its Opposition to Motion for Summary Disposition ("Eye Cash Opposition") on September 1, 2004. Eye Cash and Quadratech contend that the Division's Motion omits material facts. (Quadratech Opposition at 1, Eye Cash Opposition at 1.) Parallel and Viking did not file in opposition to the Motion. *See* 17 C.F.R. § 201.154(b).

The Division filed a Reply Brief in support of its Motion on September 13, 2004.

II. Summary Disposition

The Commission's Rules of Practice permit motions for summary disposition after a respondent has filed an answer and after the Division has made the investigative file available to the respondent. 17 C.F.R. § 201.250. Respondents Eye Cash, Parallel, Quadratech, and Viking filed answers to the OIP on June 21, July 16, July 2, and July 23, 2004, respectively. The record indicates that the Division sent each Respondent a letter offering its investigative file for inspection and copying after it learned that the Respondent had been served with the OIP. (Motion for Scheduling Pre-Hearing Conference and Leave to File Motion for Summary Disposition, at 2 (July 2, 2004)).

Rule 250 provides that the hearing officer "may grant the motion for summary disposition if there is no genuine issue with regard to any material fact and the party making the motion is entitled to summary disposition as a matter of law." 17 C.F.R. § 201.250(b). Rule 250 also provides that, "[t]he facts of the pleadings of the party against whom the motion is made shall be taken as true, except as modified by stipulations or admissions made by that party, by uncontested affidavits, or by facts officially noted pursuant to Rule 323." 17 C.F.R. § 201.250(a).

I GRANT the Motion because there are no genuine issues of material fact. I make this ruling for three reasons: (1) Exhibits 1 through 15 to the Motion, which are attestations as to what filings have been made with the Commission, public rulings by the Commission or the courts, and printouts from the Commission's Electronic Data Gathering, Analysis, and Retrieval System ("EDGAR") database, make clear that the allegations in the OIP are true; (2) Respondents in their answers, and Eye Cash and Quadratech in oppositions filed to the Motion, either directly or indirectly, admit the allegations in the OIP; and (3) no party asked for a hearing on the facts at the prehearing conference on July 16, 2004, or in their opposition to the Motion; rather the Respondents voiced concern about whether their objections to the Division's proposed sanctions, suspension of their registrations of securities, would receive adequate consideration.

III. Findings of Fact and Conclusions of Law

Section 13(a) of the Exchange Act requires that every issuer of a security registered pursuant to Section 12 of the Exchange Act, file with the Commission information, documents, and annual and quarterly reports as the Commission may require. Commission Rules 13a-1 and 13a-13 require that every issuer of a security, registered pursuant to Section 12, file annual and quarterly reports, respectively. The contents of the filings must be accurate. SEC v. Kalvex, Inc., 425 F. Supp. 310, 316 (S.D.N.Y. 1975); SEC v. IMC International, Inc., 384 F. Supp. 889, 893 (N.D. Tex. 1974). Violations of Section 13(a) or the Commission's rules thereunder do not require a showing of scienter, a mental state embracing intent to deceive, manipulate, or defraud. *SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978).

The Commission's requirement that companies with securities registered with it file periodic reports that contain essential elements of information is one of its most important tools for protecting investors and safeguarding the capital markets. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). The court in *In re Penn Central Securities Litigation*, 347 F. Supp. 1327, 1340 (E.D. Pa 1972), relied on the legislative history of Section 13(a) stating that "[t]hese provisions [concerning periodic reports] are regarded as the minimum which is requisite for the adequate protection of investors" in its ruling that Congress intended Section 13(a) to insure that investors receive adequate periodic reports concerning the operation and financial condition of corporations. *See also SEC v. Kalvex, Inc.*, 425 F. Supp. at 315-16.

Congress has determined that compliance with Section 13(a) and the Commission's rules and regulations is so significant that the Commission is authorized, where it deems it necessary or appropriate for the protection of investors, to suspend for up to a year or revoke the registration of issuers for non compliance. The Commission has consistently insisted that companies either abide by the reporting requirements, give very good reasons for non-compliance, or have their registration of securities revoked.

I find the following facts to be true:

Eye Cash, a Nevada corporation, registered its equity securities with the Commission on October 8, 1993, under the name of Leggoons, Inc., pursuant to Section 12(g) of the Exchange Act. (Declaration at 1, Declaration Ex. 1.) On March 16, 1999, the Commission obtained a permanent injunction against Eye Cash in the United States District Court for the District of Columbia, which enjoined Eye Cash from, among other things, future violations of Section 13(a) of the Exchange Act by, for example, failing to file timely periodic reports with the Commission. Despite being permanently enjoined from further Section 13(a) violations, Eye Cash failed to file its annual reports for 2002 and 2003 and its quarterly reports for 2003. (Declaration Ex. 3.) On June 8, 2004, the Commission issued an order suspending trading in the stock of Eye Cash for ten days because there was a lack of current, accurate information concerning Eye Cash's securities. (Declaration Ex. 4.) Eye Cash's answer "admits [to] the allegations in the [OIP] in that certain recent filings have not been made that are required by the Securities Exchange Act," and that it "has been dormant for the past year, and has neither conducted any business nor had access to any capital. Therefore, the filings could not be made on a timely basis." (Eye Cash Answer at 1.) An attestation by the Commission's Records Officer dated August 16, 2004, states that "Eyecashnetworks, Inc. f/k/a eConnect and Betting, Inc." has not filed annual reports on Form 10-KSB for 2002 or 2003 or quarterly reports on Form 10-QSB for the three quarters ending March 31, 2003, June 30, 2003, and September 30, 2003. (Declaration Ex. 3.)

Based on these undisputed facts, I find the allegations in the OIP to be true. Eye Cash violated Section 13(a) of the Exchange Act, Rules 13a-1 and 13a-13, and the permanent injunction enjoining it under its previous name, Betting, Inc., from being delinquent in making required filings with the Commission. *SEC v. Betting, Inc.*, Civil Action No. 99-CV-0621 (D.D.C. Mar. 16, 1999). (Declaration at 1, Declaration Ex. 2.)

Parallel, a Nevada corporation, registered its equity securities with the Commission on May 10, 1991, under the name of M, Inc., pursuant to Section 12(g) of the Exchange Act. (Declaration Ex. 5.) On August 30, 1996, the Commission obtained a permanent injunction against Parallel in the United States District Court for the District of Columbia, which enjoined Parallel from, among other things, future violations of Section 13(a) of the Exchange Act by, for example, failing to file timely periodic reports with the Commission. *SEC v. Parallel Technologies, Inc.*, Civil Action No. 96-CV-00545 (SSH) (D.D.C. Aug. 30, 1996) (Declaration Ex. 6.) The injunction also required Parallel to file all periodic reports that became due prior to the date of the injunction. Despite being permanently enjoined from further Section 13(a) violations, Parallel has been delinquent in filing its periodic reports beginning with the period ending December 31, 1994. (Declaration Ex. 7.) On June 8, 2004, the Commission issued an order suspending trading in Parallel's stock for ten days because there was a lack of current and accurate information concerning Parallel's securities. (Declaration Ex. 4.) A printout from the Commission's EDGAR database shows that on July 28 and 29, 2004, after the OIP was issued, Parallel filed late three of its delinquent Form 10-KSBs for 2001, 2002, and 2003, and eight of its delinquent Form 10-QSBs for quarters in fiscal years 2001-2004. (Declaration Ex. 8.) An attestation by the Commission's Records Officer dated August 16, 2004, states that Parallel still has not filed annual reports on Form 10-KSB for the years 1994 through 2000, and no quarterly reports on Form 10-QSB for the quarters ended March 31, 1998, through September 30, 2001. (Declaration Ex. 7.)

Based on these undisputed facts, I find the allegations in the OIP to be true. Eye Cash violated Section 13(a) of the Exchange Act, Rules 13a-1 and 13a-13, and the permanent injunction enjoining it from being delinquent in making required filings with the Commission.

Quadratech, a Nevada corporation, registered its equity securities with the Commission on September 25, 1995, pursuant to Section 12(g) of the Exchange Act. (Declaration Ex. 9.) On June 16, 1998, the Commission obtained a permanent injunction against Quadratech in the United States District Court for the District of Columbia, which enjoined Quadratech from, among other things, future violations of Section 13(a) of the Exchange Act by, for example, failing to file timely periodic reports with the Commission. *SEC v. Quadratech, Inc.*, Civil Action No. 98-CV-1224 (D.D.C. June 16, 1998). (Declaration Ex. 10.) Despite being permanently enjoined from further Section 13(a) violations, Quadratech admits in its answer to the OIP that it has not made its periodic filings since the period ending September 30, 2000. (Quadratech Answer.) On June 8, 2004, the Commission issued an order suspending trading in Quadratech's stock for ten days because there was a lack of current, accurate information concerning Quadratech's securities. (Declaration Ex. 4.) A printout from the Commission's EDGAR database shows that on June 24, 2004, after the OIP was issued, Quadratech filed reports on Form 10-KSB for the years 2000, 2001, and 2002. (Declaration Ex. 12.) The Commission's Records Officer in an attestation dated August 17, 2004, states that Quadratech still has not filed an annual report on Form 10-KSB for 2003, or quarterly reports on Form 10-QSB for any quarter in 2001, for three quarters in 2002, and for two quarters in 2003. (Declaration Ex. 11.)

Based on these undisputed facts, I find the allegations in the OIP to be true. Quadratech violated Section 13(a) of the Exchange Act, Rules 13a-1 and 13a-13, and the permanent injunction enjoining it from being delinquent in making required filings with the Commission.

Viking, a Delaware or New Jersey corporation, registered its equity securities with the Commission on October 28, 1988, under the name Opticorp, Inc., pursuant to Section 12(g) of the Exchange Act. (Declaration Ex. 13.) On March 10, 1998, the Commission obtained a permanent injunction against Viking in the United States District Court for the District of Columbia. *SEC v. Viking Resources International, Inc.*, Civil Action No. 97-CV-2949 (D.D.C. Mar. 10, 1998). (Declaration Ex. 14.) The injunction enjoined Viking from, among other things, future violations of Section 13(a) of the Exchange Act by, for example, failing to file timely periodic reports with the Commission. Despite being permanently enjoined from further Section 13(a) violations, Viking admits in its answer to the OIP that it has not made its periodic filings beginning with the period ending June 30, 1999. (Viking Answer at 2.) On June 25, 2004, Viking filed for bankruptcy under Chapter 11 in the United States Bankruptcy Court for the Eastern District of New York, Case No. 04-19508 (JF). (Viking Answer at 2.) On June 8, 2004, the Commission issued an order suspending trading in Viking's stock for ten days because there was a lack of current and accurate information concerning Viking's securities. (Declaration Ex. 4.) The Commission's Records Officer in an attestation dated August 16, 2004, states that Viking has not filed annual reports on Form 10-KSB for the years 1999 through 2003, and quarterly reports on Form 10-Q for one quarter in 1999, four quarters in 2000 and 2001, and three quarters in 2002 and 2003. (Declaration Ex. 15.)

Based on these undisputed facts, I find the allegations in the OIP to be true. Viking violated Section 13(a) of the Exchange Act, Rules 13a-1 and 13a-13, and the permanent injunction enjoining it from being delinquent in making required filings with the Commission.

IV. Sanctions

Section 12(j) of the Exchange Act authorizes the Commission, as it deems necessary or appropriate for the protection of investors, to suspend for a period not exceeding a year or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer has not complied with the Exchange Act or rules thereunder. The Division argues that application of the public interest factors set out in *Steadman v. SEC*, 603 F.2d 1126, 1140 (5th Cir. 1979), establishes that revocation is the appropriate and necessary sanction.

Eye Cash acknowledges wrongdoing and represents that it has recently obtained funds and anticipates submitting all missing filings in September 2004. Eye Cash claims that its situation is different from *Steadman* and other factual situations such as *Stansbury Holding Corp.*, 80 SEC Docket 2362 (July 14, 2003); WSF Corp., 77 SEC Docket 1831

(May 8, 2002); and *E-Smart Technologies, Inc.*, 82 SEC Docket 1194 (Mar. 4, 2004), where revocation of registration was found appropriate, because it has the funds and has retained an auditor to file the missing reports in the near future and it has not filed misleading reports. (Eye Cash Opposition at 2-4.) According to Eye Cash, it has paid $30,000 to L.L. Bradford & Company, LLC, which has agreed to perform audits for 2002, 2003, and 2004, and to file Eye Cash's delinquent periodic documents in September 2004. Eye Cash did not provide any evidence in the form of affidavits, declarations, or exhibits to support these claims. Eye Cash argues that the goal of Section 12(j) of the Exchange Act is to protect investors and revocation of registration would not protect some 30,000 Eye Cash shareholders.

Quadratech argues that there are material issues in dispute. It maintains that it is an ongoing and viable entity that did not make the required filings because the books of a subsidiary could not be reconciled for the period from early 2001 to mid-2004. Quadratech maintains that it has filed Form 10-KSBs for 2001 and 2002, and for 2000 "as a compilation." Quadratech claims that the Division has refused to respond to its offer to make missing filings, and that the company with twenty employees has been damaged by the Division's actions. Quadratech requests that the registration of its securities be suspended for a period not exceeding twelve months in order to complete the missing filings.

I have considered all contentions that Respondents raised in their answers and at the prehearing conference, and that Eye Cash and Quadratech raised in their opposition to the Motion, with particular attention to the *Steadman* criteria. The fact that Parallel and Quadratech filed some, but not all of their missing reports after this proceeding began, does not accomplish compliance as they remain significantly delinquent with respect to several filings. As of the date of this Initial Decision, all Respondents are not in compliance with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 and thus are in violation of permanent injunctions enjoining them from such conduct.

With respect to the public interest considerations set out in *Steadman*, I find that Respondents' conduct was, and is, egregious in that they have violated and continue to violate significant statutory and regulatory provisions despite permanent injunctions that have been outstanding for at least five years and for up to eight years. Permanent injunctions were issued against Eye Cash on March 16, 1999; against Parallel on August 30, 1996, against Quadratech on June 16, 1998, and against Viking on March 10, 1998. (Declaration Exs. 2, 6, 10, and 14.) The fact that the four Respondents are in violation of permanent injunctions issued by the United States District Court enjoining them from violations of Section 13(a) is determinative and is a material distinction between the case law cited by Eye Cash and these facts. Respondents' current representations that they will file all their missing reports are unbelievable based on their past actions, the age of some of the missing filings, and the lack of evidence to support the claim. Respondents' conduct is inexcusable and the evidence is clear that revocation is the only sanction that will resolve the situation.

VI. Order

I GRANT the Motion for Summary Disposition and allow the filing in excess of thirty-five pages. I ORDER, pursuant to Section 12(j) of the Securities Exchange Act of 1934, that the registration of the securities of Eye Cash Networks, Inc., Parallel Technologies, Inc., Quadratech, Inc., and Viking Resources International, Inc. be, and hereby is revoked.

This order shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

_____
Brenda P. Murray
Chief Administrative Law Judge